Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 February 10, 2009

$ Annual AutoCallable Notes due February 27, 2013 Linked to the Euro Medium-Term Notes, Series A, No. E-92

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	February 24, 2009

Issue Date:	February 27, 2009

Maturity Date:	February 27, 2013* (resulting in a term to maturity of approximately 4 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	The currency exchange rate between the U.S. Dollar and the Euro (the “USDEUR”). The USDEUR currency exchange rate, on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the reference level or spot rate, in accordance with the description under “Reference Assets—Currency Exchange Rates” in the prospectus supplement.

Automatic Call:	On any call valuation date, if the applicable reference asset return is greater than the call trigger percentage, the Notes will be automatically called for a cash payment per Note equal to the applicable call price payable on the applicable early redemption date

Call Valuation Dates:	February 24, 2010, February 24, 2011, February 24, 2012 and February 22, 2013*

Early Redemption Date:	Third Business Day after the applicable call valuation date

Call Price:

For every $1,000 principal amount Note, you will receive a cash payment of $1,000 plus a call premium calculated as follows:

•     7% x $1,000 if called on the first call valuation date

•     14% x $1,000 if called on the second call valuation date

•     21% x $1,000 if called on the third call valuation date

•     28% x $1,000 if called on the final call valuation date

Call Trigger Percentage:	15%-20%** ** The actual call trigger percentage will be set on the initial valuation date and will not be greater than 20%

Coupon Rate:	4%

Payment at Maturity:

If the Notes are not automatically called on any of the call valuation dates, you will receive at maturity, for every $1,000 principal amount Note, a cash payment of $1,000 plus $1,000 multiplied by the Coupon Rate

Your principal is only protected if you hold the Notes to maturity if the notes are not called prior to maturity.

Reference Asset Return:	The performance of the Reference Asset from the initial valuation date to the applicable call valuation date, calculated as follows: Initial Level – Valuation Level Initial Level

Initial Level:	, the reference level of USDEUR on the initial valuation date.

Valuation Level:	The reference level of USDEUR on the applicable call valuation date.

Business Day:	New York

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738QN53 and US06738QN537

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following examples illustrate the hypothetical total return on the Notes that could be realized for a range of movements in the reference asset. The following examples assume a hypothetical initial level of 0.7729 and a call trigger percentage of 20%. The examples assume that the percentages used to calculate the call premium applicable to the first, second, third and final call valuation dates are 7%, 14%, 21% and 28%, respectively. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Example 1: The U.S. Dollar weakens against the Euro on the first call valuation date, with the initial level of 0.7729 decreasing to a valuation level of 0.6000 on the first call valuation date. (The valuation level’s decrease over the initial level reflects a smaller number of Euro per U.S. dollar.)

Because the applicable reference asset return on the first call valuation date will be 22.37%, which is higher than the call trigger percentage of 20%, the Notes are automatically called, and the investor receives a single payment of $1,070.00 per $1,000 principal amount Note, representing a 7% return on investment over the term of the Notes.

FWP–2

Example 2: The U.S. Dollar strengthens against the Euro on the first call valuation date and on the second call valuation date but weakens against the Euro on the third call valuation date, with the initial level of 0.7729 decreasing to a valuation level of 0.6000 on the third call valuation date.

Because (a) the applicable reference asset returns on the first call valuation date and on the second call valuation date will be negative and (b) the applicable reference asset return on the third call valuation date will be 22.37%, which is higher than the call trigger percentage of 20%, the Notes are automatically called on the third call valuation date, and the investor receives a single payment of $1,210.00 per $1,000 principal amount Note, representing a 21% return on investment over the term of the Notes.

Example 3: The U.S. Dollar strengthens against the Euro on the first, second and third call valuation dates but weakens against the Euro on the final call valuation date, with the initial level of 0.7729 decreasing to a valuation level of 0.6500 on the final call valuation date.

Because (a) the applicable reference asset returns on the first, second and third call valuation dates will be negative and (b) the applicable reference asset return on the final call valuation date is 15.90%, which is lower than the call trigger percentage of 20%, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note plus $1,000 multiplied by the coupon rate of 4%, representing a 4% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The call valuation dates, early redemption dates, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rate—Market Disruption Events for Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rate—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•

Appreciation Potential—If the applicable reference asset return is greater than the call trigger percentage on any call valuation date, your investment will yield a payment per Note of $1,000 plus: (i) 7% x $1,000 if called on the first call valuation date; (ii) 14% x $1,000 if called on the second call valuation date; (iii) 21% x $1,000 if called on the third valuation date; or (iv) 28% x $1,000 if called on the final call valuation date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

•

Potential Early Exit as a Result of Automatic Call Feature—While the original term of the Notes is about four years, the Notes will be called before maturity if the applicable reference asset return is greater than the call trigger percentage on any call valuation date and you will be entitled to a payment per Note of $1,000 plus the applicable call premium set forth on the cover of this free writing prospectus.

•

Preservation of Capital—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity or if the Notes are automatically called, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations— Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated for U.S. federal income tax purposes as contingent payment debt instruments. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a

FWP–3

prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. In addition, different rules may apply if it is determined that, based on all the facts and circumstances, as of the issue date, it is significantly more likely than not that the Notes will or will not be automatically called. Particularly, if it is determined that as of the issue date, it is significantly more likely than not that the Notes will be automatically called on a particular date (or will not be called), you could be required to accrue interest with respect to the Notes as if the Notes were zero coupon debt instruments with a yield and maturity consistent with the payment schedule that is significantly more likely than not to occur. You should consult your tax advisor with respect to these rules.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Currencies, an Index Containing Currencies or Based in Part on Currencies”; and

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”.

In addition to the risks described above, you should consider the following:

•

Notes Bullish on the Euro —You will be entitled to the applicable call premium if the U.S. dollar weakens relative to the Euro during the term of the Notes. If the U.S. dollar appreciates in value relative to the Euro over the term of the Notes, your return on the Notes, and therefore the market value of the Notes, will be adversely affected.

•

Potential Early Exit—While the original term of the Notes is four years, the Notes will be called before maturity if the applicable reference asset return is greater than the call trigger percentage on any call valuation date. If the Notes are called on a call valuation date, you will be entitled to the principal amount of the notes plus the call premium applicable to that call valuation date. Since the applicable call premium increases with the time the Notes remain outstanding, the earlier the Notes are called, the lower your return on the Notes will be except when the Notes are never called, your return on the Notes is limited to the coupon rate, which is lower than any call premium.

•

Your Maximum Gain on the Notes Is Limited—If the applicable reference asset return is greater than the call trigger percentage on any call valuation date, the Notes will be called on that call valuation date and you will be entitled only to the principal amount of the notes plus the applicable call premium. The maximum call premium you can receive per Note of $1,000 is 28% x $1,000 when the Notes are called on the final call valuation date. If the Notes are never called, your return on the Notes is limited to the coupon rate, which is lower than any call premium. Thus your return on the Notes will never exceed 28%.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

FWP–4

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected supply and demand of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the exchange rate between U.S. dollar and Euro; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Reference Level

The reference level of the USDEUR currency exchange rate on February 6, 2009 was 0.7729.

Historical Information

The following graph set forth the historical performance of the Euro based on the daily, closing currency exchange rates from January 2, 2001 through February 6, 2009. We obtained the information regarding this closing currency exchange rate of the USDEUR below from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance closing currency exchange rate of the USDEUR should not be taken as an indication of future performance of the fixing rates, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the USDEUR currency exchange rate will result in any return in addition to your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–5